                                                                    Exhibit 99.4


                            VALLEY AUTOMOTIVE CENTER

                         INDEPENDENT AUDITOR'S REPORT
                                      AND
                             FINANCIAL STATEMENTS


                                   CONTENTS


                                                     PAGE
                                                     ----

INDEPENDENT AUDITOR'S REPORT                            2

FINANCIAL STATEMENTS

     Balance Sheets                                     3

     Statements of Operations and Owner's Equity        4

     Statements of Cash Flows                           5

     Notes to Financial Statements                      6

INDEPENDENT AUDITORS' REPORT


The Board of Directors
FirstAmerica Automotive, Inc.:


We have audited the accompanying balance sheets of Valley Automotive Center (as defined in note 1) as of December 31, 1996 and 1995, and the related statements of operations and owner's equity and cash flows for the years then ended.
These financial statements are the responsibility of FirstAmerica Automotive, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Automotive Center (as defined in note 1) as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

January 9, 1998

                           VALLEY AUTOMOTIVE CENTER
                                BALANCE SHEETS
                                (IN THOUSANDS)

                                                                       (Unaudited)
                                                                        June 30,                   December 31,
Assets                                                                    1997               1996                1995
------                                                              ------------------   ------------        ------------
Cash                                                                $           1        $          1        $          1
Accounts receivable, net (note 2)                                           1,076               1,965               1,815
Inventories (note 3)                                                        6,935               7,289               7,284
Deposits and prepaid expenses                                                  85                 201                 274
Prepaid costs-extended warranty service contracts                             110                 104                  84
                                                                    -------------        ------------        ------------
            Total current assets                                            8,207               9,560               9,458

Property and equipment, net (note 4)                                        1,021               1,129               1,048
Deferred tax asset                                                            214                 192                 124
Prepaid costs-extended warranty service contracts                             171                 160                  86
Other noncurrent assets                                                        35                  31                  47
                                                                    -------------        ------------        ------------
            Total assets                                            $       9,648        $     11,072        $     10,763
                                                                    =============        ============        ============

Liabilities and Shareholder's Equity
------------------------------------
Accounts payable and accrued liabilities                            $         572        $        706        $        661
Deferred tax liability                                                         83                  78                  48
Inventory floor plan notes payable (note 3)                                 5,093               4,182               4,313
Deferred revenue - extended warranty service contracts                        211                 188                 153
                                                                    -------------        ------------        ------------
            Total current liabilities                                       5,959               5,154               5,175
Deferred revenue - extended warranty service contracts                        324                 292                 157
                                                                    -------------        ------------        ------------
            Total liabilities                                               6,283               5,446               5,332

Commitments (note 6)

            Owner's equity                                                  3,365               5,626               5,431
                                                                    -------------        ------------        ------------
                                                                    $       9,648        $     11,072        $     10,763
                                                                    =============        ============        ============

See accompanying notes to financial statements.

                           VALLEY AUTOMOTIVE CENTER
                  STATEMENTS OF OPERATIONS AND OWNER'S EQUITY
                                (IN THOUSANDS)

                                                               (Unaudited)
                                                             Six months ended          Year ended December 31,
                                                              June 30, 1997            1996               1995
                                                           --------------------   --------------    ---------------

Sales:
     Vehicle                                               $        19,340        $      34,673         $    31,630
     Service, parts and other                                        4,465                9,459               8,166
                                                           ---------------        -------------         -----------
                 Total sales                                        23,805               44,132              39,796

Cost of sales                                                      (19,867)             (36,562)            (33,244)
                                                           ---------------        -------------         -----------
                 Gross profit                                        3,938                7,570               6,552

Operating expenses:
     Selling, general and administrative                             3,476                6,264               5,601
     Depreciation and amortization                                      69                  134                 116
                                                           ---------------        -------------         -----------
                 Operating income                                      393                1,172                 835

Other income (expense):
     Interest expense                                                 (259)                (481)               (441)
     Other, net                                                        108                  111                  18
                                                           ---------------        -------------         -----------
Income before income taxes                                             242                  802                 412

Income tax expense                                                      97                  321                 165
                                                           ---------------        -------------         -----------

Net income                                                             145                  481                 247

Owner's equity, beginning of period                                  5,626                5,431               6,758
Distributions                                                       (2,406)                (286)             (1,574)
                                                           ---------------        -------------         -----------
Owner's equity, end of period                              $         3,365        $       5,626         $     5,431
                                                           ===============        =============         ===========


See accompanying notes to financial statements.

                           VALLEY AUTOMOTIVE CENTER
                           STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                     (Unaudited)
                                                                   Six Months Ended               Years Ended December 31,
                                                                    June 30, 1997                 1996               1995
                                                                 ---------------------      ---------------     ---------------
Cash flows from operating activities:
Net income                                                       $            145           $        481                    247
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:
     Depreciation and amortization                                             69                    134                    116
     Gain on disposal of property and equipment                                --                    (82)                    (3)
     Deferred income taxes                                                    (17)                   (38)                   (25)
     Amortization of deferred warranty revenue                                 38                     76                      5
Changes in operating assets and liabilities:
     Accounts receivable                                                      889                   (150)                  (221)
     Inventories                                                              (64)                    (5)                  (438)
     Deposits and prepaid expenses                                            116                     73                    (83)
     Other noncurrent assets                                                   (4)                    16                     20
     Flooring notes payable                                                   911                   (131)                 2,423
     Accounts payable and accrued liabilities                                (134)                    45                    227
                                                                 ----------------          -------------         --------------

           Net cash (used in) provided by
             operating activities                                           1,949                    419                  2,268
                                                                 ----------------          -------------         --------------


Cash flows from investing activities:
     Proceeds from sale of property and equipment                              62                    110                      9
     Capital expenditures                                                     (44)                  (243)                  (703)
     Proceeds from sale of Audi dealership                                    439                     --                     --
                                                                 ----------------          -------------         --------------

           Net cash used in investing activities                              457                   (133)                  (694)
                                                                 ----------------          -------------         --------------


Cash flows from financing activities:
     Advances from (dividends to) parent                                   (2,406)                  (286)                (1,574)
                                                                 ----------------          -------------         --------------

           Net cash (used in) provided by
             financing activities                                          (2,406)                  (286)                (1,574)
                                                                 ----------------          -------------         --------------


           Net change in cash                                                  --                     --                     --

Cash at beginning of the period                                                 1                      1                      1
                                                                 ----------------          -------------         --------------

Cash at end of the period                                        $              1          $           1         $            1
                                                                 ================          =============         ==============


Supplemental cash flow information:
     Cash paid for interest                                      $            232          $         498                    450
                                                                 ================          =============         ==============

     Cash paid  for income taxes                                 $            120          $         248         $          142
                                                                 ================          =============         ==============


                            VALLEY AUTOMOTIVE CENTER

                         NOTES TO FINANCIAL STATEMENTS

(1)  Summary of Significant Accounting Policies

     (a)  Organization and Business

     Valley Automotive Center (the "Company") is the automobile dealership which constitutes the portion of the assets, liabilities and operations of Asian Pacific Industries, Inc. that were subsequently sold to FirstAmerica Automotive, Inc. (note 9). Asian Pacific Industries, Inc. is a wholly owned subsidiary of British MotorCar Distributors, Ltd. ("BMCD"). The Company offers a broad range of products and services, including a wide selection of new Volkswagen, Nissan and Dodge vehicles as well as used vehicles and light trucks, vehicle financing and insurance, and replacement parts and service.

     (b)  Basis of Preparation

     The accompanying financial statements reflect the historical financial position, results of operations, and cash flows for the Company. The Valley Automotive Center operations presented herein represent the revenue and direct expenses of the Company, do not include any allocation of costs from Asian Pacific Industries, Inc.'s other operations, and may not be indicative of operations that would have resulted on a stand-alone basis.

     (c)  Cash Concentration Account

     The Company's bank account is linked to its parent company's cash concentration account. Cash balances (or deficits) at the end of each day are automatically transferred to (or from) the concentration account, so that at the end of any particular day, as well as at year-end, the Company's bank account has a zero balance.

     (d)  Inventories

     Vehicles are stated at the lower of cost or market. New and used vehicle cost is determined using the specific identification basis. Parts and accessories cost is determined using the first-in, first-out method, which approximates the lower of cost or market value.

     (e)  Property and Equipment

     Property and equipment are stated at cost. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the lease term or estimated useful life of the asset, whichever is less. Estimated useful lives ranged as follows:

           Leasehold improvements                           10 years
           Equipment                                    5 to 7 years
           Furniture and fixtures                       5 to 7 years
           Company vehicles                                  7 years

       Maintenance and repairs are expensed as incurred and significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

     (f)  Income Taxes

     The Company's operations as described herein are included in the consolidated financial statements of Asian Pacific Industries, Inc. (note
     1), a wholly owned subsidiary of BMCD. The Company's accounts are included in BMCD's consolidated income tax return. The Company's income tax expense is presented as if the Company had prepared and filed its income tax returns on a stand-alone basis.

     The Company's income taxes are prepared using the asset and liability method as prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance reduces deferred tax assets when it is more likely than not some or all of the deferred taxes will not be realized. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (g)  Financial Instruments

     The carrying amount of trade receivables, trade payables, accrued liabilities and short-term borrowings approximate fair value because of the short-term nature of these instruments.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     (h)  Advertising

     The Company expenses production and other costs of advertising as incurred. Advertising expenses were $330,309 for six months ended June 30, 1997 and $557,786 and $563,004 for 1996 and 1995, respectively. Advertising expenses are included in selling, general and administrative expenses in the accompanying financial statements.

     (i)  Concentrations of Credit Risk

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

     (j)  Use of Estimates

     These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (k)  Revenue Recognition

     Vehicle sales revenue is recognized upon delivery. Notes received from buyers are generally sold to finance companies. Finance fees are received for notes sold to finance companies and are recognized, net of anticipated charge backs, upon acceptance of the credit by the finance companies. These fees are included in service, parts, and other revenues in the statements of operations. Parts and service revenues are recognized at the time of sale or service.

     The Company recognizes fees from the sale of separately priced extended warranty service contracts at the time of sale. For extended warranty service contracts where the Company is the primary obligor of the contract, the costs directly related to sales of the contracts are deferred and charged to expense proportionately as the revenues are recognized. Warranty service contract revenues are included in service, parts, and other revenues in the statements of operations.

     (l)  Major Supplier and Dealer Agreement

     The Company purchases substantially all of its new vehicles and inventory from manufacturers at the prevailing prices charged by the manufacturers. The Company's overall sales could be impacted by the manufacturers' inability or unwillingness to supply the dealership with an adequate supply of popular models.

     (m)  Advances from and Distributions to Parent

     The amounts and timing of advances from and distributions to parent are determined by and are under the control of the Company's parent, BMCD, and are therefore reflected as additions to and deductions from stockholder's equity.

(2)  Accounts Receivable

     Accounts receivable consist of the following (in thousands):

                                                                      (unaudited)
                                                                        June 30,                  December 31,
                                                                          1997              1996                1995
                                                                   ---------------     ---------------     --------------
       Contracts in transit and vehicle receivables                $           898     $         1,567     $        1,347
       Trade                                                                   199                 275                197
       Manufacturer and other                                                   51                 193                321
                                                                   ---------------     ---------------     --------------
                 Total accounts receivable                                   1,148               2,035              1,865
       Less allowance for doubtful accounts                                    (72)                (70)               (50)
                                                                   ---------------     ---------------     --------------
                Accounts receivable, net                        $            1,076     $         1,965     $        1,815
                                                                   ===============     ===============     ==============

     Contracts in transit receivables are due from financial institutions and regional banks for funding of customer vehicle purchases and are normally collected within 30 days. Trade receivables primarily consist of commercial receivables for parts sales, and finance receivables from financial institutions for financing commissions. Manufacturer and other receivables consist of amounts due from manufacturers for rebates on vehicle purchases (holdbacks), manufacturer incentives, and reimbursable warranty coverage expenses.

(3)  Inventories and Floor Plan Notes Payable

     Inventories and related floor plan notes payable were as follows (in thousands):

                                     Inventory Cost                 Floor Plan notes payable
                               (unaudited)    December 31,         (unaudited)    December 31,
                                June 30,                            June 30,
                                 1997       1996      1995           1997       1996      1995
                                -------    -------   -------        -------    -------   -------
 New vehicles                   $ 5,652    $ 5,654   $ 5,265        $ 5,093    $ 4,182   $ 4,313
 Used vehicles                      634        845     1,309             --         --        --
 Parts and accessories              649        790       710             --         --        --
                                -------    -------   -------        -------    -------   -------
 Inventories                    $ 6,935    $ 7,289   $ 7,284        $ 5,093    $ 4,182   $ 4,313
                                =======    =======   =======        =======    =======   =======

     Inventory floor plan notes payable consist of notes to a financing institution that bear interest at 8.25%, 8.25% and 8.65% as of June 30, 1998 and December 31, 1997 and 1996, respectively. Inventory floor plan notes payable are secured by new vehicles and vehicle receivables. The floor plan agreement permits the Company to borrow up to $5,250,000. Borrowings are limited by new vehicle levels.

(4)  Property and Equipment

     Property and equipment consists of the following (in thousands):

                                                             (unaudited)
                                                              June 30,                       December 31,
                                                                1997                  1996                 1995
                                                         ----------------      ----------------     ----------------
        Leasehold improvements                           $          1,144      $            841     $            934
        Equipment                                                     764                   750                  725
        Company vehicles                                               78                    92                   79
        Furniture and fixtures                                        169                   525                  343
                                                         ----------------      ----------------     ----------------
                                                                    2,155                 2,208                2,081
        Less accumulated depreciation                              (1,134)               (1,079)              (1,033)
                                                         ----------------      ----------------     ----------------

            Property and equipment, net                  $          1,021      $          1,129     $          1,048
                                                         ================      ================     ================

(5)  Income Taxes

     Income tax expense (benefit) consists of the following (in thousands):

                                                  (unaudited)
                                                   June 30,                   December 31,
                                                     1997                1996               1995
                                              ----------------     --------------     --------------
        Current:
          Federal                             $             97     $          305     $          140
          State                                             17                 54                 25
                                              ----------------     --------------     --------------
                                                           114                359                165
                                              ----------------     --------------     --------------
        Deferred:
         Federal                                           (14)               (32)                 -
          State                                             (3)                (6)                 -
                                              ----------------     --------------     --------------
               Total                          $             97     $          321     $          165
                                              ----------------     --------------     --------------

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following (in thousands):

                                                (unaudited)
                                                 June 30,              December 31,
                                                   1997            1996           1995
                                            ----------------------------------------------
        Computed tax expense                        34%            34%            34%
        State income taxes                           6%             6%             6%
                                                   ----           ----           ----
                                                    40%            40%            40%
                                                   ----           ----           ----

     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liability are presented below (in thousands):

                                                           (unaudited)
                                                             June 30,                December 31,
                                                               1997             1996              1995
                                                               -----            -----              -----
          Deferred tax assets:
            Allowance and accruals                             $  29            $  28              $  20
            Extended service warranty contracts                  102               86                 56
                                                               -----            -----              -----
            Total deferred tax assets                          $ 131            $ 114              $  76
                                                               =====            =====              =====

(6)  Commitments

     The future minimum rental commitments under operating leases which have terms greater than one are as follows:

       Six months ending December 31, 1997            $360,000
        Year ending December 31, 1998                  540,000
        Thereafter                                           -
                                                      $900,000
                                                      ========

     Operating lease rental expense totaled $360,000 for the six months ended June 30, 1997 and $720,000 and $540,000 for 1996 and 1995, respectively.

(7)  Related Party Transactions

     (a)  Lease

     The Company conducted its operations from facilities leased from an affiliate of the Company under a 45 month noncancellable operating lease expiring in 1998. The lease payment is a fixed amount of $15,000 per month.

     (b)  Sale of Audi Dealership

     In June 1997, the Company sold its Audi dealership operations to an affiliate of the Company. The sales price approximated cost and no gain or loss was recorded on the sale. Assets sold were as follows (in thousands):

           Inventories                              $418
           Property and other assets                  21
                                                    ----
             Net proceeds                           $439
                                                    ====

     Revenues related to the Audi dealership were $1.2 million for the six months ended June 30, 1997 and $2.5 million and $2.4 million for the years ended December 31, 1996 and 1995, respectively.

(8)  Employee Benefits

     The Company provides a 401(k) Plan and Trust Agreement (the "Plan") that covers substantially all employees of the Company and is managed by BMCD. The annual contribution to the Plan is at the discretion of the Board of Directors. Contributions to the Plan totaled approximately $48,000 for the six months ended June 30, 1997, and $42,000 and $30,000 for 1996 and 1995,
     respectively.

(9)  Subsequent Event

     In July of 1997, the Company was acquired by FirstAmerica Automotive, Inc. No adjustments related to the acquisition are reflected in the accompanying historical financial statements.